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HAIPING LI *

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JONATHAN B. STONE *

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~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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March 19, 2019

Confidential Draft Registration Statement Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	GSX Techedu Inc. (CIK No. 0001768259)

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam:

On behalf of our client, GSX Techedu Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s Class A ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Draft Registration Statement

Securities and Exchange Commission

March 19, 2019

Financial Information

The Company has included in this submission its audited consolidated financial statements as of December 31, 2017 and 2018 and for the two years ended December 31, 2018. As an emerging growth company, the Company has omitted its financial statements for the year ended December 31, 2016, and has also omitted the selected financial information for 2016 and the years before 2016.

*        *        *

Draft Registration Statement

Securities and Exchange Commission

March 19, 2019

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Larry Xiangdong Chen, Chairman of the Board of Directors and Chief Executive Officer, GSX Techedu Inc.
Nan Shen, Chief Financial Officer, GSX Techedu Inc.
Dan Ouyang, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Weiheng Chen, Esq., Partner, Wilson Sonsini Goodrich & Rosati
Lili Shan, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP